

09011977

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

———

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2008   Commission File No. 1-11437

A. Full title of the plan and the address of the plan, if different from
that of the issuer named below:

SANDIA CORPORATION
SAVINGS AND SECURITY PLAN
Sandia Corporation
P.O Box 5800, Mail Stop 0115
Albuquerque, NM 87185-0115

B. Name of issuer of the securities held pursuant to the plan and the
address of its principal executive office:

LOCKHEED MARTIN CORPORATION
6801 Rockledge Drive
Bethesda, MD 20817

Sandia Corporation Savings and Security Plan

Financial Statements and Supplemental Schedule

As of December 31, 2008 and 2007,
And for the year ended December 31, 2008

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statements of Net Assets Available for Benefits 2
Statement of Changes in Net Assets Available for Benefits 3
Notes to Financial Statements 4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) 13

Mitchell & Titus

- Mitchell & Titus LLP
  1101 New York Avenue, NW
  Washington, DC 20005

- Main tel: +1 202 293 7500
  Fax: +1 202 465 3149
  www.mitchelltitus.com

Report of Independent Registered Public Accounting Firm

Plan Administrator of the Sandia Corporation
Savings and Security Plan and the Sandia
Corporation Investment Committee

We have audited the accompanying statements of net assets available for benefits of the Sandia Corporation Savings and Security Plan (the "Plan") as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007 and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Mitchell & Titus, LLP

June 22, 2009

A member firm of Ernst & Young Global Limited

Sandia Corporation Savings and Security Plan

Statements of Net Assets Available for Benefits

	December 31,	
	2008	**2007**
Assets		
Interest in Master Trust	**$ 45,635,612**	$ 61,097,805
Participant loans	**2,034,171**	1,915,614
Net assets available for benefits at fair value	**47,669,783**	63,013,419
Adjustment from fair value to contract value for Interest in Master Trust relating to fully benefit-Responsive investment contracts	**(78,703)**	(186,398)
Net assets available for benefits	**$ 47,591,080**	$ 62,827,021

See accompanying notes to the financial statements.

Sandia Corporation Savings and Security Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2008

Additions:	
Employer Contributions	$ 1,353,840
Participants Contributions	3,395,279
Rollover Contributions	236,318
Total additions	4,985,437
Deductions:	
Net investment loss from participation in Master Trust	11,939,282
Benefit payments	7,319,185
Transfers (net) to Sandia Corporation Savings and Income Plan	947,271
Administrative expenses	15,640
Total deductions	20,221,378
Net decrease	(15,235,941)
Net assets available for benefits at beginning of year	62,827,021
Net assets available for benefits at end of year	$ 47,591,080

See accompanying notes to the financial statements.

1. Description of Plan

General

The Sandia Corporation Savings and Security Plan (the Plan) was adopted June 1, 1993, as a defined contribution plan offered to all employees in a bargaining unit represented by a union of Sandia Corporation (the Corporation) who are eligible for the Sandia Corporation Pension Security Plan. The Corporation is a wholly owned subsidiary of Lockheed Martin Corporation (Lockheed Martin). A complete description of the Plan is contained in the Summary Plan Description that is provided to all participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan generally transfers assets to the Sandia Corporation Savings and Income Plan as employees in a bargaining unit represented by a union transfer into a regular nonunion employment position with Sandia Corporation. Transfers of assets also occur from the Sandia Corporation Savings and Income Plan when an employee in a nonunion employment position transfers to a union position.

Contributions

Annually participants may contribute from 2% to 18% of their eligible earnings, as defined in the Plan Document, in 1% increments, on a pre-tax and after-tax basis. The total allotment of pre-tax and after-tax basic and supplemental contributions can not exceed the maximum amount permitted under the Internal Revenue Code.

In addition, the Corporation, each payroll, contributes 66 2/3% of the sum of each participant's pretax and after-tax basic contribution up to the first 6% of eligible earnings. The Plan allows for catch-up contributions for participants age 50 or older as permitted by the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

Benefit Payments

The Plan provides for the payment of benefits upon termination, death, disability, or retirement based on the balance in the participant's vested account. Lump-sum or annual payment elections may be made as provided for in the Plan Document. Hardship and in-service withdrawals are also permitted, if certain conditions are met, as outlined in the Summary Plan Description.

Vesting

All participants are immediately vested in their contributions, the Corporation match and actual earnings thereon.

Sandia Corporation Savings and Security Plan

Notes to Financial Statements (continued)

December 31, 2008

1. Description of Plan (continued)

Investment Elections

The assets of the Plan are held in the Sandia Corporation Master Savings Plan Trust ("Master Trust" or "Trust") along with the assets of the Sandia Corporation Savings and Income Plan. Participants may elect to have their contributions and the Corporation matching contributions invested in any of the current 23 available funds including 8 mutual funds, 12 commingled funds, a common/collective trust, an Interest Income Fund and the Company Common Stock Fund. The Company Common Stock Fund consists primarily of Lockheed Martin common stock.

Primarily as a result of the Master Trust's participation in certain commingled funds, Plan assets may be invested from time to time in derivative financial instruments. These financial instruments are generally used for liquidity purposes. The Master Trust's exposure to such securities is limited to its proportional interest in these commingled funds. At December 31, 2008 and 2007, the financial exposure related to derivative financial instruments of the Master Trust was not material.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 less the highest loan balance in the past 12 months or 50% of their vested account balance. Loan terms range from one year to 56 months. The loans are secured by the balance in the participant's account and bear interest at the prime rate at the date of the loan. Principal and interest are paid ratably through payroll deductions. A maximum of two loans are permitted at one time.

Administrative Expenses

The Plan is administered by the Corporation. Fidelity Management Trust Company (Fidelity) serves as trustee, and Fidelity Investments Institutional Operations Company, Inc. serves as record-keeper.

The Corporation pays substantially all administrative expenses of the Plan, except for investment-related expenses, which are paid by the Plan.

Plan Termination

While it has not expressed any intent to do so, the Corporation may terminate the Plan at any time upon submission of written notice to the investment custodian, subject to the provisions of ERISA and any applicable collective bargaining agreements. In the event of the Plan's termination, participants will receive a payment equal to the total value of their accounts.

Sandia Corporation Savings and Security Plan

Notes to Financial Statements (continued)

December 31, 2008

2. Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting. Benefit payments are recorded when paid.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the Master Trust. The Statements of Net Assets Available for Benefits present the fair value of the interest in the Master Trust relating to fully benefit-responsive investment contracts as well as the adjustment of the interest in the Master Trust relating to fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates

Investment Valuation and Income Recognition

The Plan's interest in the Master Trust is stated at the fair value of the underlying net assets of the Master Trust, except for the Interest Income Fund (as described below). Investments by the Master Trust in shares of mutual funds, commingled funds, and common/collective trusts are stated at fair value. Investments in the Company Common Stock Fund are determined by the combined value of the underlying common stock and short-term cash position. The fair value of the common stock portion of the fund is based on the closing price of the common stock on its primary exchange. Participant loans are valued at their amortized cost, which approximate fair value. The short-term cash portion of the Company Common Stock Fund is recorded at cost, which approximates fair value.

2. Significant Accounting Policies (continued)

The Master Trust is invested in certain synthetic guaranteed investment contracts (GICs) with insurance companies and other third parties through the Interest Income Fund. The investment manager of these investment contracts is Fidelity. Since the synthetic GICs are fully benefit-responsive, contract value is the most relevant measurement attribute for that portion of net assets available for benefits attributable to synthetic GICs. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against the contract value for credit risk of the contract issuer or otherwise.

A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio, owned by the Master Trust, of high-quality, intermediate term fixed income securities. The Master Trust purchases wrapper contracts from certain financial services institutions. A synthetic GIC credits a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Master Trust on a prospective basis. Synthetic GICs provide for a variable crediting rate and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate can not result in a crediting rate less than zero. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate can be adjusted periodically and is usually adjusted quarterly.

Certain events limit the ability of the Plan to transact at contract value. Upon the occurrence of certain events, such as the Plan's failure to maintain its tax qualified status, market value of the investment in the GICs (if lower than its book value) may be repaid. No such events are currently known to have occurred, nor are any such events contemplated as probable by management of the Plan.

Under certain circumstances investment contracts may be terminated. Settlement upon termination will be at contract value unless the terms of the contract were not met or other events as described above trigger payment at market value.

Sandia Corporation Savings and Security Plan

Notes to Financial Statements (continued)

December 31, 2008

2. Significant Accounting Policies (continued)

The Master Trust owns the assets underlying the synthetic GICs, which consist primarily of U.S. government securities, corporate debt obligations, and mortgage-backed and other asset-backed securities. For purposes of calculating the fair value of the synthetic GICs, fair value is determined considering the fair value, representative of quoted market prices, of the underlying assets of the synthetic investment contract. The value of the wrapper contract was not deemed material. The average yield earned on the synthetic GIC's was approximately 4.49% and 4.68% for the years ended December 31, 2008 and 2007, respectively. The average yield credited to participants' accounts was approximately 3.75% and 4.71% for the years ended December 31, 2008 and 2007, respectively.

The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Purchases and shares of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

3. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 7, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. The Corporation believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Management has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified tax status.

Notes to Financial Statements (continued)

December 31, 2008

4. Master Trust

The assets of the Plan are held in a Master Trust along with the assets of the Sandia Corporation Savings and Income Plan. The Plan's interest in the Master Trust's net assets is adjusted for certain plan-specific transactions, including contributions and benefit payments. The assets, realized and unrealized gains and losses, and investment income of the Master Trust are allocated to each plan based on the number of participant units outstanding at each month-end during the year for the Interest Income Fund and the Company Common Stock Fund, and on a pro rata basis for all other funds. The Plan's interest in the Master Trust's net assets as of December 31, 2008 and 2007 was approximately 2.8% and 2.9%, respectively.

The following table presents the fair value of investments of the Master Trust as of December 31, 2008 and 2007:

	2008	2007
Investments at fair value:		
Company Common Stock Fund	$ 55,022,577	$ 64,766,910
Mutual funds	713,193,452	1,197,550,427
Common/collective trusts	243,865,251	297,876,978
Commingled funds	110,967,834	149,198,788
Guaranteed investment contracts	480,054,047	482,747,328
Net assets at fair value	1,603,103,161	2,192,140,431
Adjustment from fair value to contract value relating to fully benefit-responsive investment contracts	(1,959,613)	(4,617,239)
Net assets	$ 1,601,143,548	$ 2,187,523,192

The investment loss of the Master Trust for the year ended December 31, 2008, was as follows:

Net depreciation in fair value:	
Company Common Stock Fund	$ (12,893,027)
Mutual funds	(456,349,147)
Common/collective trusts	(100,721,271)
Commingled funds	(30,173,025)
	(600,136,470)
Interest and dividend income	55,429,456
Total investment loss	$ (544,707,014)

Sandia Corporation Savings and Security Plan

Notes to Financial Statements (continued)

December 31, 2008

5. Fair Value Measurements

The Plan adopted Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FAS 157), as of January 1, 2008. FAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The impact of the adoption of FAS 157 was not material to the Plan's financial statements.

The fair-value hierarchy established in FAS 157 prioritizes the inputs used in valuation techniques into three levels as follows:

Level 1 – Observable inputs – quoted prices in active markets for identical assets and liabilities;

Level 2 – Observable inputs other than the quoted prices in active markets for identical assets and liabilities – includes quoted prices for similar instruments, quoted prices for identical or similar instruments in inactive markets, and amounts derived from valuation models where all significant inputs are observable in active markets; and

Level 3 – Unobservable inputs – includes amounts derived from valuation models where one or more significant inputs are unobservable and require use to develop relevant assumptions.

At December 31, 2008, the Master Trust had no financial assets or liabilities that are categorized as Level 3. During 2008, the Master Trust had no financial assets or liabilities that were transferred in or out of the Level 3 category.

The following is a description of the valuation methodologies used for assets measured at fair value.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value of shares held by the Master Trust at year end reported on the active market on which the individual securities are traded.

Common collective and commingled funds: Valued at the net asset value of units/shares held by the Master Trust as the end of the year.

Guaranteed investment contract: Individual assets of the synthetic GIC are valued at representative quoted market prices.

5. Fair Value Measurements (continued)

The following table sets forth by level within the fair value hierarchy the Master Trust's investment assets at fair value as of December 31, 2008:

	Level 1	Level 2	Total
Mutual Funds	$ 713,193,452	-	$ 713,193,452
Common/collective Trusts	-	243,865,251	243,865,251
Commingled Funds	-	110,967,834	110,967,834
Guaranteed Investment Contracts	-	480,054,047	480,054,047
Company Common Stock Fund	55,022,577	-	55,022,577
Total investment assets at fair value	$ 768,216,029	$ 834,887,132	$ 1,603,103,161

Participant loans represent an asset of the Plan and, therefore, are not included in the above summary of investment assets of the Master Trust. Participant loans of $2,034,171 as of December 31, 2008, are considered to be Level 3 within the fair value hierarchy.

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the year ended December 31, 2008


Level 3 Assets
Year ended December 31, 2008
Participant Loans


Balance, beginning of year	$ 1,915,614
Realized gains/(losses)	-
Unrealized gains/(losses) relating to instruments still held at the reporting date	-
Purchases, sales, issuances and settlements (net)	118,557
Balance, end of year	$ 2,034,171

The valuation methods described in above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Sandia Corporation Savings and Security Plan

Notes to Financial Statements (continued)

December 31, 2008

6. Parties-in-Interest Transactions

The transactions between the following parties are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulations exist:

The Master Trust invests in common stock of Lockheed Martin, which owes the Corporation. The Master Trust held 646,782 and 619,221 shares of Lockheed Martin common stock as of December 31, 2008 and 2007, respectively. Dividends earned by the Master Trust on Lockheed Martin common stock were $1,144,487 for the year ended December 31, 2008.

The Recordkeeper, Fidelity Investments Institutional Operations Company, Inc., and the Trustee are related parties in which a statutory exemption exist. The total dollar amount of transactions paid from the Plan to the Trustee was $15,640 for the year ended December 31, 2008.

In addition, participant loans are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

Supplemental Schedule

Sandia Corporation Savings and Security Plan

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

EIN: 85-0097942
Plan #: 007

December 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	Participant loans	Interest rates ranging from 4.00% to 8.25%; varying maturities	**	$ 2,034,171

*Indicates party-in-interest to the Plan.

**Investments are participant-directed; thus cost information is not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Employee Benefits Committee, as Plan Administrator, has duly caused this annual report to be signed on its behalf of the Plan by the undersigned hereunto duly authorized.

Sandia Corporation Savings and
Security Plan, by Employee Benefits
Committee as Plan Administrator

Date   June 24, 2009   by: _____

Mark E. Biggs, Senior Manager,
Pension Fund and Savings Plan
Department, Sandia Corporation

EXHIBIT INDEX

Exhibit
Number   Description

23   Consent of Mitchell & Titus, Independent Registered Public Accounting Firm

 **Mitchell & Titus**

■ Mitchell & Titus LLP
1101 New York Avenue, NW
Washington, DC 20005

■ Main tel: +1 202 293 7500
Fax: +1 202 465 3149
www.mitchelltitus.com

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements No. 333-146963 and 033-58079 on Form S-8 pertaining to Sandia Corporation Savings and Security Plan of our report dated June 22, 2009, with respect to the financial statements and supplemental schedule of the Sandia Corporation Savings and Security Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2008.

Mitchell & Titus, LLP

Washington, DC
June 26, 2009

A member firm of Ernst & Young Global Limited